

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 17, 2011

<u>Via E-mail</u>
Luis Saenz
Chief Executive Officer
Li3 Energy, Inc.
C/o Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re: Li3 Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-175329**
> **Annual Report on Form 10-K for fiscal year end June 30, 2011**
> **Filed October 6, 2011**
> **File No. 000-54303**
> **Annual Report on Form 10-K/A for fiscal year end June 30, 2010**
> **Filed November 5, 2010**
> **File No. 333-127703**

Dear Mr. Saenz:

We issued comments to you on the above captioned filings on October 14, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by December 2, 2011 addressing the outstanding comments that relate to your Forms 10-K as well as the comments on the Form S-1 that also apply to your disclosures and financial statements in your 1934 Act filings.

If you do not respond to the outstanding comments by December 2, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions regarding the engineering comments. Please contact Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions or disclosure issues.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director